EXHIBIT 99.1

Costamare Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 2017

MONACO, Jan. 23, 2018 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2017.

  Adjusted Net Income available to common stockholders of $18.4 million or $0.17 per share and $76.9 million or $0.77 per share for the three months and the year ended December 31, 2017, respectively.

  Accepted delivery on January 23, 2018 of the 3,800 TEU containership Polar Argentina (ex Hull Nr YZJ2015-1206). The vessel, upon its delivery, commenced its seven-year charter with Hamburg Süd.

  Acquired on November 3, 2017 the 2005-built 2,556 TEU container vessel CMA CGM L'Etoile with cash from operations.

  No ships laid up. Chartered in total 16 vessels since September 30, 2017.

  Remaining equity capital expenditure commitments of approximately $1.07 million (amount represents our participation) relating to one contracted newbuild vessel pursuant to our joint venture with York which is expected to be delivered in the second quarter of 2018.

  Declared dividend of $0.10 per share on our common stock and dividends on all three classes of our Preferred Stock.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. Newbuild vessel deliveries

  On January 23, 2018, we accepted delivery of the 3,800 TEU containership Polar Argentina (ex Hull Nr YZJ2015-1206), which was acquired pursuant to our joint venture with York. The vessel commenced its 7-year charter with Hamburg Süd. Costamare holds a 49% interest in the entity that owns the vessel.

B. New acquisition

In October 2017, the Company agreed to purchase the 2005-built 2,556 TEU container vessel CMA CGM L'Etoile. On November 3, 2017 we accepted delivery of the vessel. The vessel is chartered to CMA CGM for a period, expiring at the charterers’ option, between March 10, 2018 and June 10, 2018, at a daily rate of $10,250. The acquisition was funded with cash from operations.

C. New charter agreements

  All of our vessels are currently employed.
  The Company has chartered in total 16 vessels since September 30, 2017. More specifically, the Company:

    Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Artemisio with Hapag Lloyd, for a period of 12 months plus/minus 30 days in charterers’ option, starting from June 12, 2018, at a daily rate of $27,000 (net).
    Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Tainaro with OOCL, for a period of 11 to 14 months, starting from April 1, 2018, at a daily rate of $28,250.
    Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Guangzhou with Cosco for a period starting from December 24, 2017 until January 17, 2018, at a daily rate of $13,500. Subsequently, agreed to charter the vessel with the same charterers for a period of 4 to 6 months, starting from March 18, 2018 at a daily rate of $16,000.
    Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Ningbo with Cosco for a period of 6 to 8 months, starting from January 19, 2018, at a daily rate of $16,000.
    Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Yantian with Cosco for a period of 6 to 8 months, starting from February 27, 2018, at a daily rate of $16,000.
    Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Beijing with Cosco for a period of 4 to 6 months, starting from April 9, 2018, at a daily rate of $16,000.
    Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Hellas with Cosco for a period of 4 to 6 months, starting from May 7, 2018, at a daily rate of $16,000.
    Agreed to charter the 2001-built, 5,576 TEU containership Ensenada with Sea Consortium, until January 18, 2018 at a daily rate of $11,600 and subsequently extended this charter for a further period of 39 to 90 days at the same rate.
    Agreed to charter the 1997-built, 7,403 TEU containership Niledutch Panther (ex. Kokura) with NileDutch for a period of 9 to 12 months, starting from February 2, 2018, at a daily rate of $12,750.
    Agreed to extend the charter of the 1996-built, 7,403 TEU containership Maersk Kure with Maersk for a period of 45 to 90 days, starting from December 18, 2017, at a daily rate of $12,500.
    Agreed to extend the charter of the 1997-built, 7,403 TEU containership Maersk Kawasaki with Maersk for a period of 45 to 90 days, starting from December 12, 2017, at a daily rate of $12,500.
    Agreed to extend the charter of the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 4 to 8 months, starting from December 4, 2017, at a daily rate of $8,500.
    Agreed to extend the charter of the 2000-built, 1,645 TEU containership Neapolis with Evergreen, for a period of 3 to 8 months in charterers’ option, starting from February 25, 2018, at a daily rate of $8,300.
    Agreed to charter the 2002-built, 4,132 TEU containership Ulsan with Maersk for a period starting from February 4, 2018 and expiring at the charterers’ option during the period from April 15, 2018 to August 30, 2018, at a daily rate of $7,600.
    Agreed to charter the 2001-built, 1,078 TEU containership Luebeck with MSC for a period of 12 to 14 months, starting from January 19, 2018, at a daily rate of $6,500.
    Agreed to extend the charter of the 1994-built, 1,162 TEU containership Petalidi with CMA-CGM for a period starting from December 20, 2017 and expiring at the charterers’ option during the period from May 20, 2018 to June 30, 2018, at a daily rate of $6,550.

D. Dividend announcements

  On January 2, 2018, we declared a dividend for the fourth quarter ended December 31, 2017, of $0.10 per share on our common stock, payable on February 6, 2018, to stockholders of record as of January 23, 2018.

  On January 2, 2018, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock, which were all paid on January 16, 2018 to holders of record as of January 12, 2018.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“2018 started with a positive momentum across the board. So far larger vessels have captured most of the upswing and hopefully this will give a further boost to the smaller sizes as well.

During the last quarter of the year the Company delivered profitable results.

On January 23rd we accepted delivery of the c/v Polar Argentina, which is the first of the two 3,800 TEU new buildings ordered together with our partners York Capital. Upon delivery the vessel commenced its seven-year time charter to Hamburg Süd. The acquisition has been financed with cash from operations and debt provided by a leading Asian financial institution.

In November we acquired the 2005 built, 2,500 TEU c/v CMA CGM L'Etoile. The acquisition was 100% financed with cash from operations.

On the chartering side, we chartered in total 16 ships since last quarter and today we have no ships laid up.

Finally, on the dividends, we declared our consecutive 29th dividend since going public. Insiders have decided, as has been the case since June 2016, to reinvest in full their cash dividends in new shares.”